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                                 EXHIBIT 10.34

           DESCRIPTION OF 1998-2002 COMPENSATION ARRANGEMENT BETWEEN
                        MR. JOHN M. COOK AND REGISTRANT

     The following describes certain compensation arrangements between the Registrant and Mr. Cook for calendar year 1998 which supplements the Employment Agreement dated March 20, 1996 between Registrant and Mr. Cook.

     The Company has entered into an employment agreement, as amended, with Mr. Cook that currently expires December 31, 2002. The employment agreement provides for automatic one-year renewals upon the expiration of each year of employment (such that it always has a five-year term), subject to prior notice of non-renewal by the Board of Directors. Pursuant to Mr. Cook's employment agreement, for 1998 through 2002, Mr. Cook will receive an annual base salary of $350,000 and an annual bonus of up to 150% of his base salary based upon the Company's performance for the respective year. For 1998, the Compensation Committee of the Board of Directors (the "Compensation Committee") has determined that Mr. Cook also is eligible to receive options up to a maximum of 150,000 shares of Common Stock if 1998 earnings per share are 150% or more of 1997 earnings per share. Should 1998 earnings per share be at least 125% of 1997 earnings per share, Mr. Cook will be entitled to receive options to purchase an additional 75,000 shares of Common Stock, and a prorated additional amount if 1998 earnings per share are between 126% and 149% of 1997 earnings per share. Any options so granted to Mr. Cook shall be granted at fair market value as of the end of 1998 and will vest over a five-year period at 20% per year. If Mr. Cook is terminated other than for cause or if Mr. Cook resigns for "Good Reason," he is eligible to receive a severance payment up to a maximum amount not to be deemed an "excess parachute payment" under the Internal Revenue Code of 1986, as amended, and all outstanding options immediately become vested. For purposes of Mr. Cook's employment agreement "Good Reason" means, unless Mr. Cook consents thereto, (i) the assignment of duties or a position or title inconsistent with or lower than the duties, position or title provided in Mr. Cook's employment agreement; (ii) the principal place where Mr. Cook is required to perform a substantial portion of his duties is outside of Atlanta, Georgia;
(iii) the reduction of Mr. Cook's compensation unless the Board (or the Compensation Committee) has authorized a general compensation decrease for all executive employees of the Company; (iv) there is a merger, consolidation or reorganization of the Company or any other transaction resulting in Mr. Cook (together with his immediate family or trusts or limited partnerships established for the benefit of Mr. Cook and/or such persons) owning in the aggregate less than 20% of the voting control of the Company; or (v) there is a sale or agreement to sell or a grant of an option to purchase all or substantially all of the assets of the Company. Mr. Cook also is entitled to receive certain supplemental insurance coverage and other personal benefits under his employment agreement. Mr. Cook has agreed not to compete with the Company or to solicit any of the Company's clients or employees for a period of 18 months following termination of employment.